CONNECTICUT OFFICE

TORONTO OFFICE:

PO Box 577

Bay Adelaide Centre, East Tower

U.S.A.   06784

22 Adelaide Street West, Suite 3400

Sherman, CT

Toronto, Ontario M5H 4E3 Canada

U.S.A.   06784

Toll Free (844) 364-1830

investors@tangoldcorp.com

 www.tangoldcorp.com

Tanzanian Gold announces an upper level intercept of 48m (incl. 5m @6.6g/t and 1.0M @ 16.8 g/t ) and a deeper intercept of 13.4m (incl. 8.0m @ 4.9 g/t) in the first hole of the Phase III deep drilling program testing the underground potential at Buckreef Gold project.

FOR IMMEDIATE RELEASE

February 26, 2020

 TORONTO, February 26,  2020, (GLOBENEWSWIRE) - Tanzanian Gold Corporation’s, (TSX:TNX) (NYSE American:TRX) (the “Company’s”) Board of Directors is pleased to announce results from Hole L19-1 (BMRCD309), the first hole of Phase III (ultra-deep) that targets the continuity of mineralization significantly below that encountered in Phase II.

The results summarized below from Hole L19-1 indicate that the mineralization encountered at surface extends at least 500m vertically at depth and is still open. The intersection at 622m in this hole appears to be just a slice of the entire Mineralized Zone target. A second hole on Line L19 has been started that will be even deeper than Hole L19-1 to test the full extent of the Mineralized Zone

Drill-hole L19_1 was collar position is 391342E/9658530N (UTM ARC 1960; Z36S) at an elevation of 1229m and was drilled on an azimuth of 126deg and at an inclination of -70deg to a depth of 730m. Notable intercepts from Hole L19-1 (BMRCD309) are:

▪

48m @ 1.5 g/t Au starting at 35m, including

▪

4.0m @ 2.5 g/t Au at 47m;

▪

16.0m @ 3.7 g/t Au at 67, including

▪

1.0m @ 16 g/t Au at 68 m

▪

5.0m @ 6.6g/t Au at 78m, including

▪

1.0m @ 16.8 g/t Au at 79m

▪

13.4m @ 3.4 g/t Au from 617.3m to 630.4m, including

▪

8.0m @ 4.9 g/t Au from 621m, including

▪

1.0m @ 6.3 g/t Au at 622m

▪

1.0m @ 6.1 g/t Au at 624m

The intersections reported here are a down-hole length and may not represent true width, but the true width is estimated to be 50 – 60%.

“The drilling program has started a new and exciting stage as we will be testing exploration areas we have identified at shallower depths all along the Buckreef Shear Zone in order to see how deep the gold mineralization extends below surface” stated Mr. James E. Sinclair, Executive Chairman, who went on to say that “while we complete our Resource Estimate, we will also be focusing more on the deeper underground potential at the Buckreef Shear Zone”.

“SGS Canada has collected a comprehensive suite of samples from deeper levels that are presently en-route to Canada and to Queens University for stress testing. We also expect to be working with SGS Canada on a conceptual stope layout based on the results of these stress tests” concluded Mr. Sinclair.

Sample Protocol and QA/QC

The sample chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde. Gold analyses reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by Nesch Mintech Laboratory in Mwanza. Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program includes duplicate samples, blanks and analytical standards.

Intervals of core to be analyzed are split in half with a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses.

Nesch Mintech Laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.   Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.